BRF S.A.

Companhia Aberta

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that, in a report published on the date hereof, Standard & Poor’s, a credit rating agency, upgraded BRF’s global scale rating from “BB” to “BB+”. The outlook changed to stable from positive.

São Paulo, August 7, 2025.

Fábio Luis Mendes Mariano

Chief Financial and Investors Relations Officer